Exhibit 23.3

Independent Auditors’ Consent

The Members
Station Venture Holdings, LLC:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-107754) and on Form S-8 (No. 333-87920) of LIN Television Corporation and LIN TV Corp. of our report dated March 9, 2005, with respect to the balance sheets of Station Venture Holdings, LLC as of December 31, 2004 and 2003 and the related statement of operations, members’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K of LIN Television Corporation and LIN TV Corp.

/s/ KPMG LLP

San Diego, California
March 14, 2005